Exhibit 99.1

[MARCUM LETTEREAD]

January 18, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Immuron Limited in its Form 6-K dated January 18, 2018. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Immuron Limited contained therein.

Very truly yours,

/s/ Marcum llp

Marcum llp